						Exhibit 12.1

	For the Nine
	Months Ended
	September 30		For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Income before taxes	$67,511	$82,173	$94,931	$131,220	$107,540	$66,560	$51,454
Interest on deposits	$101,118	$133,750	$180,840	$119,881	$59,578	$30,999	$23,608
Interest on borrowings	$17,507	$15,853	$21,598	$23,936	$13,416	$9,372	$5,252
Total interest expense	$118,625	$149,603	$202,438	$143,817	$72,994	$40,371	$28,860